

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2014

Via Email
Mr. Charles C. Ungurean
Chief Executive Officer
Oxford Resource Partners, LP
41 South High Street, Suite 3450
Columbus, OH 43215

> **Re: Oxford Resource Partners, LP**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 24, 2014**
> **File No. 001-34815**

Dear Mr. Ungerean:

        We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

1. We note proposal one seeks approval of amendments to your Limited Partnership Agreement to, among other matters, effect a reverse split of your units, eliminate the current cumulative common unit arrearages and the concept of arrearages, reset your minimum quarterly distribution, convert your subordinated units into liquidation units, and restructure your incentive distribution rights. Please tell us how you considered Rule 14a-4(a)(3) and its requirement to present clearly each matter to be acted upon. Alternatively, please revise to unbundle multiple matters included in your proposal, as appropriate. For guidance, consider our Compliance and Disclosure Interpretations, including Questions 101.01 and 101.02, available at http://www.sec.gov/divisions/corpfin/guidance/14a-interps.htm and the September 2004

Supplement to the Manual of Publicly Available Telephone Interpretations, available at http://www.sec.gov/interps/telephone/phonesupplement5.htm.

2. Please tell us how you considered Item 14(a)(3) of Schedule 14A as it relates to the contribution of the Kemmerer Mine. In this regard, please tell us why pro-forma financial statements and/or mine-specific disclosures and financial statements are not included in your filing. Please respond in necessary detail sufficient to allow us to follow your analysis citing appropriate authority, where applicable.

Cash Distribution Policy Before and After the Effectiveness of the Amended and Restated Partnership Agreement and Related Transactions, page 31

3. On page 44 you state that, as a result of the asset contribution and other contemplated transactions "[you] will be able to resume quarterly distribution of $.2000 per common unit beginning with the first quarter following closing of the transactions." Previously you suspended your quarterly distributions in order to preserve your liquidity. Elsewhere in your document you claim that, absent these transactions, you would likely receive a going-concern opinion from your auditor. Please revise your disclosure to provide the reasonable basis supporting your belief that you will be able make distributions at this level. Your revised disclosure should include information, as necessary, to enable investors to understand the likelihood that you will be able to make, and continue to make, this distribution over the next year.

Where You Can Find More Information, page 93

4. Please provide us with an analysis supporting your ability to incorporate by reference; alternatively, please revise as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Aaron A. Seamon
        Squire Patton Boggs LLP